December 28, 2011

VIA FEDERAL EXPRESS AND EDGAR

Ms. Linda Cvrkel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C.  20549

            Re:       Gentex Corporation

            Form 10-K for the fiscal year ended December 31, 2010

            Filed February 22, 2011

            Response Dated December 7, 2011

            File No. 000-10235

Dear Ms. Cvrkel:

            This letter is being submitted on behalf of Gentex Corporation, a Michigan corporation (the "Company") in response to the comment letter from the staff of the Securities and Exchange Commission dated December 20, 2011 (the "Comment Letter").  In accordance with the instructions contained in the Comment Letter, this response letter provides the requested information.

The following response is provided in italics under the numbered comments contained in the Comment Letter.

Annual Report on Form 10-K for the Year Ended December 31, 2010

Signatures, page 29

1.         We note your response to our prior comment 1 and reissue, as Mr. Bauer and Mr. Dykman signed on behalf of the company but did not sign in their individual capacities as principal executive officer and principal financial and accounting officer. In this regard, we do note they indicated their positions beneath their signatures when they signed on behalf of the company. Please confirm that in future filings you will revise the second half of the signature page to have your principal executive officer and principal financial and accounting officer sign in their individual capacities as such.

Ms. Linda Cvrkel

December 28, 2011

Response:

            With respect to signatures on Form 10-K, the Company confirms that in future filings the signature page will include the signatures of the principal executive officer and principal financial officer and accounting officer in their capacities as such.  Such revisions will have the report being signed "by the registrant and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer . . ." as stated in GENERAL INSTRUCTIONS D(2)(a) of Form 10-K.

In future filings, presuming no change, for clarity the signatures on Form 10-K will appear as follows:

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

            GENTEX CORPORATION

            By:                   /s/ Steven Dykman

                        Steven Dykman, Vice President-Finance and Treasurer

            Date:

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

            By:                   /s/ Fred Bauer

                        Fred Bauer, Chairman and Chief Executive Officer

                        (Principal Executive Officer) on behalf of Gentex Corporation

            and

            By:                   /s/ Steven Dykman

                        Steven Dykman, Vice President-Finance and Treasurer

(Principal Financial Officer and Principal Accounting Officer) on behalf of Gentex Corporation

                        Date:

This letter has been submitted in electronic form, under the label "corresp" with a copy to the staff, within ten (10) business days of the Company's receipt of the Comment Letter (which occurred December 20, 2011).  In addition, the Company reaffirms the acknowledgements made in its previous response dated December 7, 2011.

Ms. Linda Cvrkel

December 28, 2011

We hope the foregoing is sufficiently responsive to your comments.  Please do not hesitate to contact me by telephone at 616-748-8514, by fax at 616-772-0321, or by e-mail at steve.dykman@gentex.com with any questions or comments you may have.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Steve Dykman

                                                                                    Steve Dykman

                                                                                    Vice President-Finance and Treasurer

c:         Mr. Fred Bauer

            Chairman and Chief Executive Officer

4819510v1